Filed by: Stock Building Supply Holdings, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

This letter and the attached Frequently Asked Questions were distributed by Stock Building Supply Holdings, Inc. on June 3, 2015.

June 3, 2015

Dear Valued Stock Building Supply Partner,

We are pleased to announce that today Stock Building Supply has reached an agreement to merge with Building Materials Holding Corporation (BMC) to create one of the nation’s leading providers of lumber, diversified building materials and construction services that is strategically positioned to provide our valued customers with expanded product offerings and value-added services and solutions. The combined company will be headquartered in Atlanta but the main operating center will remain in Raleigh.

You may already be familiar with BMC, a leading provider of residential building products and construction services to professional builders and contractors, servicing customers in the western U.S., Texas, North Carolina, Georgia and Florida. BMC is known for the same great product quality and customer service that Stock has consistently delivered over the years.

We are excited about the tremendous benefits that this transaction offers and the continued growth of our company. We recognize that our suppliers play a critical role in our success and we look forward to being an even stronger business partner to you going forward.

When we complete this transaction later this year, we expect to:

•	Have a significant platform to provide best-in-class, value-added products and services to our customers;

•	Increase our scale and presence in top growth markets where our suppliers and customers are located; and

•	Move forward with a strong balance sheet, with the ability to continue to invest in our business and our growth.

The combined company will have broader product and value-added service offerings, additional millwork and structural frame manufacturing and consultative showrooms. Further, the combined business will operate in markets across 17 states, including new states for Stock such as Colorado and an expanded footprint in California and Texas.

We do not expect the transaction to close until the fourth quarter of 2015, so it will be business as usual until then. Your contacts and relationship with Stock will remain unchanged during this time and there should be no interruptions to business. As we get closer to finalizing the merger, we will communicate any relevant updates to you in a timely manner.

For now, if you have any questions please don’t hesitate to contact your regular product management contact.

We appreciate your support and the excellent teamwork between our companies as we strive to better serve our combined customers. We look forward to continuing our relationship with you into the future.

Sincerely,

Bryan Yeazel Executive Vice President & Chief Operating Officer	Pat Managan Vice President, Sourcing / Product Management	Donald Crumpler Vice President, Supply Chain

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent

Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300.

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

FREQUENTLY ASKED QUESTIONS (SUPPLIERS)

1.	How will this transaction affect suppliers’ relationships?

We hope the transaction will strengthen supplier relationships through expanded product offerings and broader geographic reach.

2.	Won’t suppliers prefer to keep working with Stock’s sourcing and product management team who they have come to know and trust?

Stock and BMC have a shared culture that prioritizes a commitment to exceptional customer experiences above all else. We believe suppliers will benefit from a combined company with an even broader array of product offerings and an enhanced geographic footprint.

Both companies share a commitment to productive supplier partnerships and we do not expect that will change with this transaction.

3.	What is the benefit to suppliers?

Suppliers are expected to benefit from a combined company with an even broader array of product offerings, larger distribution channel and an enhanced geographic footprint.

Stock’s products will be expanded by the addition of new product lines from BMC, such as additional millwork and structural frame manufacturing capabilities and consultative showrooms.

4.	Will Stock or BMC suppliers see any disruption in service because of the merger?

It will continue to be business as usual between Stock and our suppliers. Your supplier contacts and relationship with Stock will remain unchanged during this time and there will be no interruptions to deliveries or fulfillments because of the transaction.

5.	Who do I contact with questions about the transaction?

You should reach out to your usual Sourcing / Product Management / Supply Chain product manager.

6.	Will my normal contact change? If not, who should I contact?

There are no plans to change at this time. You should reach out to your regular Stock contact with any questions.